UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☒Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    December 31, 2019

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

4Front Ventures Corp.__________________________________________________________________

Name of Registrant

Cannex Capital Holdings________________________________________________________________

Former Name if Applicable

5060 N. 40th Street, Suite 120_____________________________________________________________

Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85018__________________________________________________________________

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was not, without unreasonable effort or expense, able to file its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) by June 14, 2020, the extended due date. The registrant anticipates that it will file its Form 20-F within the extended "grace" period provided by Securities Exchange Act Rule 12b-25 and announcements from the Security and Exchange Commission.

The registrant’s operations and business have experienced disruption due to the unprecedented conditions surrounding the COVID-19 pandemic spreading throughout the United States and the world.  The states of Washington and Arizona, where the registrant’s operations are based, are experiencing strict work from home mandates due to the coronavirus outbreak. The registrant has been following the recommendations of both the state and federal governments to minimize exposure risk all parties involved in the business for the past several weeks, and, as a result, the Form 20-F will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jake Wooten	770	547-8096
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from 2018 to 2019 are reflected in its audited consolidated financial results for the fiscal year ended December 31, 2019 as announced in the Company’s earnings release dated June 15, 2020. The press release was furnished to the Securities and Exchange Commission through the Company’s Current Report on Form 6-K on June 15, 2020. For a discussion of qualitative and quantitative differences in the results of operation please refer to the Company’s financial statements for fiscal year ended December 31, 2019 and accompanying management’s discussion and analysis furnished to the Securities and Exchange Commission through the Company’s Current Report on Form 6-K on June 16, 2020.

4Front Ventures Corp.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 16, 2020	By:	/s/ Leonid Gontmakher
Leonid Gontmakher Chief Executive Officer